UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41663

Chanson International Holding

B9 Xinjiang Chuangbo Zhigu Industrial Park

No. 100 Guangyuan Road, Shuimogou District

Urumqi, Xinjiang, China 830017

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Entry into Warrant Amendments

On September 24, 2024, Chanson International Holding, an exempted company with limited liability incorporated under the laws of Cayman Islands (the “Company”), entered into certain amendments (the “Warrant Amendments”) with holders (the “Holders”) of an aggregate of 8,980,251 Class A ordinary share purchase warrants to purchase 8,980,251 Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”), of the Company at an exercise price of $0.972 per share, exercisable within one year anniversary of the date of issuance of such warrants on September 17, 2024 (the “Common Warrants”). The Holders received the Common Warrants as part of a best efforts follow-on public offering of the Company on September 17, 2024.

The Warrant Amendments removed an exercise limitation from the Common Warrants, which prohibited a Holder from exercising any portion of the Common Warrants to the extent that the Holder, together with its affiliates and any other persons acting as a group together with the Holder or any of the Holder’s affiliates, would own more than 4.99% of the number of Class A Ordinary Shares outstanding immediately after exercise.

A copy of the form of Warrant Amendment is attached hereto as 4.1 and is incorporated by reference herein. The foregoing summary of the terms of Warrant Amendment is subject to, and qualified in its entirety by, such document.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Warrant Amendment dated September 24, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chanson International Holding

Date: September 25, 2024	By:	/s/ Gang Li
	Name:	Gang Li
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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